EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

FORUM CRE INCOME FUND

Class I Shares

IF YOU DO NOT WANT TO SELL YOUR CLASS I SHARES

AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

THIS IS SOLELY A NOTIFICATION OF THE FUND’S TENDER OFFER.

July 16, 2021

Dear Shareholders of Forum CRE Income Fund’s Class I Shares:

We are writing to inform you of important dates relating to an offer by the Forum CRE Income Fund (the “Fund”) to purchase shares of the Fund’s Class I Shares (“Shares”) from the shareholders of that class (“Offer”).

The Offer period will begin on July 16, 2021 and will end at 11:59 P.M., Eastern Time, on August 16, 2021. The purpose of the Offer is to provide liquidity to shareholders that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR SHARES AT THIS TIME.

Should you wish to tender all or a portion of your Shares for purchase by the Fund during the Offer period, please complete and return the enclosed Letter of Transmittal by: (1) mail to Forum CRE Income Fund, P.O. Box 541150, Omaha, NE 68154-9150 (for regular mail or certified mail, return receipt requested) or to Forum CRE Income Fund, c/o Ultimus Fund Solutions, LLC, 4221 N 2013rd St., Suite 100, Elkhorn, NE 68022 (for overnight mail); or (2) fax to the Fund at 1-402-963-9094, so that it arrives before 11:59 P.M., Eastern Time, on August 16, 2021. All tenders of Shares must be received either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order before 11:59 P.M., Eastern Time, on August 16, 2021.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at 1-303-501-8804.

Sincerely,

Forum CRE Income Fund